Michael H. Mulroy direct dial: (949) 725-4095 mmulroy@sycr.com	Stradling Yocca Carlson & Rauth A PROFESSIONAL CORPORATION ATTORNEYS AT LAW 660 NEWPORT CENTER DRIVE, SUITE 1600 NEWPORT BEACH, CA 92660-6422 TELEPHONE (949) 725-4000 FACSIMILE (949) 725-4100	ORANGE COUNTY (949) 725-4000 SAN DIEGO (858) 720-2150 SAN FRANCISCO (415) 283-2240 SANTA BARBARA (805) 564-0065 SACRAMENTO (916) 449-2350
November 15, 2007
VIA ELECTRONIC TRANSMISSION
Barbara C. Jacobs, Esq.
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
Room 4561
11 F Street, N.E.
Washington D.C. 20549

Re:	Printronix, Inc. Preliminary Proxy Statement on Schedule 14A Filed October 22, 2007 File No. 0-9321
Dear Ms. Jacobs:
     On behalf of Printronix, Inc. (“Printronix”), we again appreciate the opportunity to respond to the comment you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (“SEC”) in the letter dated November 14, 2007 with respect to the above referenced preliminary proxy statement. Printronix’s response to the Staff’s comment is set forth below. In order to facilitate your review, we have included your comment in italics followed by Printronix’s response.
     1. For all meetings with Vector Capital Partners IV, L.P. (“Vector”) at which Mr. Kleist was present, please provide a complete description of the subject matter of such meetings, including a summary of all information provided by Mr. Kleist to representatives of Vector. Please provide copies of any data, documents, presentations or other information exchanged between Mr. Kleist and the representatives of Vector at such meetings.
Printronix Response: The table below sets forth a complete description of the subject matter of the meetings described in our letter dated November 8, 2007 at which both Mr. Kleist and Vector were present. For your assistance, we have highlighted in bold and in italics the new information in response to the Staff’s comments.
     Unless otherwise indicated in the table below, the meetings identified as due diligence meetings were meetings held for the purpose of facilitating Vector’s diligence investigation of Printronix’s business at which Vector would ask questions of management about the data, documents and other materials that were made available on the online data site managed by Houlihan Lokey Howard & Zukin Capital, Inc. (“Houlihan Lokey”), independent financial advisor to the Special

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     Committee. Under the direction of the Special Committee and with the assistance of Houlihan Lokey, the information in the online data site was also available for inspection by another bidder (“Financial Sponsor B” as referenced in the Proxy Statement) at all times prior to August 22, 2007, the date on which the Special Committee entered into exclusive negotiations with Vector. By this date, Vector had confirmed the key terms of the transaction, including price and major points in the merger agreement.
     To the extent other members of management were present at those due diligence meetings, Mr. Kleist generally deferred to George Harwood, Senior Vice President, Finance and IS, and Chief Financial Officer, Jim McWilson, Senior Vice President Sales, America and Europe, F. Victor Fitzsimmons, Senior Vice President Worldwide Operations, and/or Theodore A. Chapman, Senior Vice President, Engineering and Product Management and Chief Technical Officer, to answer questions about their respective areas of responsibility, and Mr. Kleist’s participation was focused primarily on answering historical questions about Printronix, questions about the market in which Printronix operates, and questions about the competitive landscape.
     We are providing to you via Federal Express, for delivery on the morning of November 16, 2007, a copy of a PowerPoint presentation provided by Vector to Mr. Kleist on September 14, 2007. This presentation was prepared by Vector to outline for Mr. Kleist the reasons why Vector would not permit Mr. Kleist to rollover Printronix shares into more than 10% of the equity of the surviving corporation. Please note that the presentation was prepared at a time when it was unclear whether members of management other than Mr. Kleist would retain any ownership in the surviving entity. We advise the Staff that, other than that presentation, no other data, documents, presentations or other information were exchanged between Mr. Kleist and the representatives of Vector at any of the meetings described in the table below. All of the data, documents and presentations, including financial projections and forecasts for Printronix, discussed at such meetings were either made available on the online data site managed by Houlihan Lokey or were provided by Printronix’s Chief Financial Officer via email (and were subsequently made available on the data site and thus made available to Financial Sponsor B at all times prior to August 22, 2007). Vector did not provide (and to this date still has not provided) Mr. Kleist or any other member of management with any of Vector’s internal financial projections or forecasts for Printronix after the closing of the proposed transaction. All of the information discussed at the meetings described in the table below was based on the data, documents, and presentations made available on the online data site or provided by the Chief Financial Officer as described above.

Meeting Date	Meeting, Purpose	Parties

May 18, 2007	Printronix Company overview.

	This was a management presentation (by phone), of the type that would customarily be provided to interested buyers of a company, during which Mr. Kleist and Mr. Harwood presented an overview of Printronix’s business to Vector. At the conclusion of this, Vector	From Vector: Amish Mehta and Dominic Ang; From Printronix: Robert Kleist and George Harwood (lasted 90 minutes)

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Meeting Date	Meeting, Purpose	Parties

decided to visit the company for the first time on May 24, 2007.

May 24, 2007	Product Overview-Line Printers, Thermal Printers
Sales & Marketing-Organization, Expenditures, Sales Process
Operations- Process, Expenditures, Breakdown Between line and thermal, Opportunities for Cost of Goods Sold improvement
R&D-Organization, sustaining vs. new development
General & Administrative Expenses-Organization, Expenditures
Reviewed operating plan projections

	At this meeting, management shared its financial plan for fiscal year 2008 (the “Initial Projections”) with Vector and presented its rationale and support for why management believed the plan was attainable. This is the same plan that was presented to Printronix’s Board of Directors at its most recent quarterly board meeting. This plan was subsequently made available on the online data site managed by Houlihan Lokey and thus available for inspection by Financial Sponsor B.	From Vector: Amish Mehta, Rock Meng and Dominic Ang; From Printronix: Robert Kleist and George Harwood (All day meeting)

August 10, 2007 (day)	Updated Company Status & Operating Plan projections.

	At this meeting, management shared a new financial plan with Vector (the “Revised Projections”). This is the same plan that was presented to Printronix’s Board of Directors at its most recent board meeting. The Special Committee and Houlihan Lokey were also made aware of the Revised Projections before they were disclosed to Vector. This plan had lower revenue projections than what had been presented on May 24, 2007.	From Vector: Amish Mehta, Rock Meng and Dominic Ang; From Printronix: Robert Kleist and George Harwood; Houlihan Lokey also present (four hour meeting)

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Meeting Date	Meeting, Purpose	Parties

Management spent considerable time at this meeting explaining to Vector why they believed in the viability of the Revised Projections. The Revised Projections were subsequently made available on the data site managed by Houlihan Lokey and thus available for inspection by Financial Sponsor B. No additional projections, forecasts or other financial information were exchanged or discussed with Vector after this point.

August 23, 2007	Updated Company Status & Operating Plan projections.

	A portion of the agenda for this meeting was to repeat the information that had previously been presented on August 10, 2007 for the benefit of additional representatives of Vector who were attending the meeting. This meeting involved further discussion of the Revised Projections. No additional projections, forecasts or other financial information were exchanged or discussed.	From Vector: Amish Mehta, Rock Meng, Jon Cheek, Alex Slusky, Christopher Nicholson and Dominic Ang; From Printronix: Robert Kleist and George Harwood; Houlihan Lokey also present (four hour meeting)

September 5, 2007	Functional review and due diligence.

	All documents discussed at this meeting were concurrently made available to Houlihan Lokey. No additional projections, forecasts or other financial information were exchanged or discussed.	From Vector: Amish Mehta, Rock Meng, Jon Cheek and Dominic Ang; From Printronix: Robert Kleist, Victor Fitzsimmons, Jim McWilson and George Harwood; Houlihan Lokey also present (three and a half hour meeting)

September 5, 2007	Printronix Company Overview

	All documents discussed at this meeting had been previously made available on the data site managed by Houlihan Lokey. No additional projections, forecasts or other financial information were exchanged or discussed.	Meeting with Silicon Valley Bank; Houlihan Lokey; From Vector: Dominic Ang; and From Printronix, Robert Kleist and George Harwood (ninety minutes)

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Meeting Date	Meeting, Purpose	Parties

September 6, 2007	Line Matrix market, Thermal printer
market, Laser printer market
Sales presentation
Marketing presentation
Engineering presentation
Operations presentation
Worldwide revenue & operating income & financial projections.

	This review was a more detailed review of the topics covered at the August 24, 2007 meeting. All documents discussed at this meeting were concurrently provided to Houlihan Lokey. No additional projections, forecasts or other financial information were exchanged or discussed.	From Vector: Amish Mehta, Rock Meng, Jon Cheek, Christopher Nicholson, Robert Amen, David Fishman; and Dominic Ang; From Printronix: Robert Kleist, Victor Fitzsimmons, Jim McWilson, Juli Mathews, Andy Chapman, David Sakai and George Harwood; Houlihan Lokey also present (all day meeting)

September 10, 2007	Sales & Marketing additional due diligence update.

	All documents discussed at this meeting had been previously made available on the data site managed by Houlihan Lokey. No additional projections, forecasts or other financial information were exchanged or discussed.	From Vector: Amish Mehta, Rock Meng, Jon Cheek and Dominic Ang; From Printronix: Robert Kleist, Jim McWilson, David Sakai and George Harwood; Houlihan Lokey also present (one hour meeting)

September 13, 2007	To discuss the terms of management’s post-closing participation. Management reaffirmed to Vector it would like to roll over 100% of their Printronix shares into Pioneer.

	No financial, diligence or similar information relating to Printronix was discussed at this meeting, which only related to management’s post-closing equity participation.	From Vector: Amish Mehta and Dominic Ang; From Printronix: Robert Kleist and George Harwood

September 14, 2007	To discuss the terms of management’s post-closing participation. Vector informs management they will not be able to roll over all of their Printronix shares and	From Vector: Amish Mehta and Dominic Ang. From Management: Robert Kleist and George Harwood

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Meeting Date	Meeting, Purpose	Parties

proposes that the total amount to be rolled over by all members of management would be 9.9% or less.

Vector prepared a presentation to outline why management could not roll over into more than 10% of the surviving corporation. Vector was unwilling to move forward without having at least 90% ownership of the surviving corporation. No financial, diligence or similar information relating to Printronix was discussed at this meeting, which only related to management’s post-closing equity participation.

September 14, 2007	Due Diligence update.

	Management provided answers to questions from Vector on the documents that were made available on the data site managed by Houlihan Lokey. All documents discussed at this meeting had been previously made available on the data site managed by Houlihan Lokey. No additional projections, forecasts or other financial information were exchanged or discussed.	From Vector: Amish Mehta, Rock Meng, Jon Cheek and Dominic Ang; From Printronix: Robert Kleist and George Harwood; Houlihan Lokey also present (one hour meeting)

September 17, 2007 and September 18, 2007	Operations review and due diligence of Singapore operations and Asia Pacific region.

	The emphasis of these meetings was to educate Vector on how printers were manufactured and how the manufacturing operations were managed. All documents discussed at this meeting had been previously made available on the data site managed by Houlihan Lokey. No additional projections, forecasts or other financial	From Vector: Amish Mehta and Dominic Ang; From Printronix: Robert Kleist, Victor Fitzsimmons, and Printronix Singapore Management; Houlihan Lokey also present (all day meetings)

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Meeting Date	Meeting, Purpose	Parties

information were exchanged or discussed.

September 21, 2007	To discuss the terms of management’s post-closing participation. Management confirmed that it agreed to the aggregate amount of the rollover proposed by Vector (9.9% or less of the surviving corporation); Bob Kleist proposed that he would rollover approximately 17% of his desired amount of Printronix shares. Other managers individually agree to rollover de minimis number of shares.

	The primary purpose of this call was to discuss how other employees (in addition to Mr. Kleist) could roll over their shares of Printronix common stock with an aggregate 9.9% equity stake by management in the surviving corporation. No financial, diligence or similar information relating to Printronix was discussed at this meeting, which only related to management’s post-closing equity participation.	From Vector: Amish Mehta. From Printronix: Robert Kleist and George Harwood

September 25, 2007	Vector and Mr. Kleist discuss whether he will enter into an employment agreement with Printronix and the basic terms of that employment agreement (primarily intended to bring his salary back in line with industry norms after a recent pay cut).

	On this call, Vector agreed to revert Mr. Kleist’s base salary to industry norms post the transaction (after a recent pay cut). No financial, diligence or similar information relating to Printronix was discussed at this meeting, which only related to whether Mr. Kleist would enter into an employment agreement with the surviving corporation and the basic terms of his employment.	From Vector: Amish Mehta From Printronix: Robert Kleist

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     Printronix and Vector have appreciated the Staff’s responsiveness during the review process. We believe that we have now addressed all of the Staff’s areas of interest, but look forward to discussing any remaining concerns that you may have. Thank you in advance.

Very truly yours,

STRADLING YOCCA CARLSON & RAUTH

/s/ Michael H. Mulroy

Michael H. Mulroy

cc:	Robert A. Kleist George L. Harwood